

April 3, 2014

Via E-mail
Laurence J. Hueth
President and Chief Executive Officer
First Northwest Bancorp
105 West 8th Street
Port Angeles, Washington 98362

> **Re:** **First Northwest Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 7, 2014**
> **File No. 333-185101**

Dear Mr. Hueth:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Summary

How We Will Use the Proceeds Raised from the Sale of Common Stock, page 9

1. We note your plan to fund First Federal Community Foundation with proceeds from the offering. Please include your planned contributions to the foundation in the table and make corresponding revisions to the use of proceeds table on page 38.

Limitations on the Purchase of Common Stock in the Conversion, page 10

2. We note your disclosure on page 5 that tax-qualified plans may purchase up to 10% of the shares sold in the offering; however, your disclosure here states that such plans may purchase up to 8%. Please reconcile these disclosures.

How We Intend to Use the Proceeds from This Offering, page 38

3. We note your response to comment 2 of our letter dated December 19, 2012. Please include the previously requested disclosure regarding the selling agent fees, by footnote or otherwise, in the use of proceeds table on page 38 and in your pro forma data starting on page 45.

Exhibit 8.1

4. The next-to-last paragraph of your opinion is inappropriate. Please delete it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc.   Via E-mail
        John Breyer
        Breyer & Associates PC